SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                                INTELISPAN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458150109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458150109               SCHEDULE 13D                Page 2 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates L.P.    (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            11,017,928
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        11,017,928
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,017,928
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 458150109               SCHEDULE 13D                Page 3 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Corp.  (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            11,017,928
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        11,017,928
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,017,928
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 458150109               SCHEDULE 13D                Page 4 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Capital Partners LLC  (13-4068973)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,450,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,450,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,450,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 458150109               SCHEDULE 13D                Page 5 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,601,258
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            20,467,928
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,601,258
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        20,467,928
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,069,186
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 458150109               SCHEDULE 13D                Page 6 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            20,467,928
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        20,467,928
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,467,928
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 458150109               SCHEDULE 13D                Page 7 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith Rosenbloom
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,184,052
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            20,467,928
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,184,052
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        20,467,928
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,651,980
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 458150109               SCHEDULE 13D                Page 8 of 15 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Basil Ascuitto
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        124,902
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            11,017,928
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               124,902
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        11,017,928
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,142,830
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 15 Pages


Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.0001 per share ("Common Stock") of Intelispan, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 2151 East Broadway Road, Suite 211, Tempe, Arizona 85282.

      The shares of Common Stock that are the subject of this statement either
(A) were issued (i) upon exercise of warrants issued in connection with bridge loans made to the Issuer (the "ComVest Warrant Shares"), (ii) in the Private Placement (defined in Item 3 below) (the "Private Placement Shares"), or (iii) for advisory services in connection with the Private Placement (the "Advisory Shares"), or (B) are issuable (i) upon exercise of five-year warrants (the "Private Placement Warrants") issued to investors in the Private Placement which have an exercise price of $0.75 a share, or (ii) upon exercise of seven-year warrants (the "Agent Warrants") issued as placement agent compensation in connection with the Private Placement which have an exercise price of $0.75 a share. The foregoing exercise prices are subject to adjustment in certain circumstances.

Item 2. Identity and Background.

      This statement is filed jointly by Commonwealth Associates L.P. ("Commonwealth"), a limited partnership organized under the laws of the New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, ComVest Capital Partners LLC ("ComVest"), a limited liability company organized under the laws of Delaware and whose principal business is investing in and administering ownership of securities, Michael S. Falk, the Chairman and controlling equity owner of CAMC, Robert Priddy, a director and shareholder of CAMC, and Keith Rosenbloom and Basil Ascuitto, employees, directors and shareholders of CAMC. Commonwealth, CAMC, ComVest, Mr. Falk, Mr. Priddy, Mr. Rosenbloom and Mr. Ascuitto are the "Reporting Persons." Messrs. Falk, Priddy and Rosenbloom are the managers and principal members of ComVest.

      The sole officer of CAMC (the "CAMC Officer") is Joseph Wynne, Chief Financial Officer.

      All of the individual Reporting Persons and the CAMC Officer are United States citizens. The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, New York, New York 10022. Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

      During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      ComVest and certain associated parties of ComVest made bridge loans to the Issuer. In connection therewith, ComVest received warrants to purchase 9,250,000 shares of Common Stock at an exercise price of $.01 per share. ComVest exercised the warrants and purchased all 9,250,000 shares for $92,500 in December 1999. ComVest sold its bridge loans to Mr. Priddy who invested the payment proceeds therefrom in the Private Placement, as noted below.

                                                             Page 10 of 15 Pages


      In December 1999, the Issuer offered units consisting of 133,333 Private Placement Shares and 66,667 Private Placement Warrants to investors in a private placement (the "Private Placement"). Commonwealth acted as placement agent and financial advisor to the Issuer in connection with the Private Placement pursuant to an Agency Agreement dated as of December 13, 1999, with the Issuer (the "Agency Agreement"). The Private Placement Shares and Private Placement Warrants were purchased by ComVest and Messrs. Falk, Priddy, Rosenbloom and Ascuitto as investors in the Private Placement for an aggregate purchase price of approximately $1,595,001. ComVest's funds were provided by its working capital. The individuals funds were provided by their respective personal funds. 16,666 Private Placement Shares and 33,334 Private Placement Warrants owned by Mr. Falk are held through a trust.

      The Advisory Shares and Agent Warrants were originally obtained by Commonwealth as compensation for services rendered to the Issuer in connection with the Private Placement. Certain of the Agent Warrants were distributed by Commonwealth to certain of its employees, including Messrs. Falk, Rosenbloom and Ascuitto. The Reporting Persons currently hold an aggregate of 15,878,140 Agent Warrants, of which Commonwealth owns 10,957,928, Falk owns 3,751,258, Rosenbloom owns 1,084,052 and Ascuitto owns 84,902. Commonwealth disclaims beneficial ownership of the Agent Warrants it distributed to other persons, including the Reporting Persons.

      In no case were any funds borrowed by any of the Reporting Persons in connection with the above transactions.

Item 4. Purpose of Transaction.

      The Agent Warrants and Advisory Shares were acquired by the Reporting Persons as compensation for services rendered to the Issuer solely for investment purposes and not for the purpose of acquiring control of the Issuer. The ComVest Warrant Shares, Private Placement Shares and Private Placement Warrants were acquired to make a profitable investment.

      Pursuant to the Agency Agreement, upon the closing of the first Private Placement, Commonwealth was granted the right to designate four of the seven directors of the Issuer. On February 7, 2000, three Commonwealth designees were appointed to the Board, including Mr. Falk. Commonwealth waived its right to appoint the fourth director.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a)(1) Commonwealth is the beneficial owner of an aggregate of 11,017,928 shares of Common Stock, representing approximately 13.5% of the issued and outstanding shares of Common Stock of the Issuer. Commonwealth's holdings include the 60,000 shares of Common Stock representing the Advisory Shares and the right to acquire 10,957,928 shares of Common Stock issuable upon the exercise of Agent Warrants.

      (a)(2) CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 11,017,928 shares of Common Stock, representing approximately 13.5% of the issued and outstanding shares of Common Stock of the Issuer. Such holdings include 60,000 shares of Common Stock representing the Advisory Shares and the right to acquire 10,957,928 shares of Common Stock issuable upon the exercise of Agent Warrants.

                                                             Page 11 of 15 Pages


      (a)(3) ComVest is the beneficial owner of an aggregate of 9,450,000 shares of Common Stock, representing approximately 13.3% of the issued and outstanding shares of Common Stock of the Issuer. ComVest's holdings include 9,383,333 shares of Common Stock representing 9,250,000 ComVest Warrant Shares and 133,333 Private Placement Shares and the right to acquire 66,667 shares of Common Stock issuable upon the exercise of Private Placement Warrants.

      (a)(4) Mr. Falk is deemed to be the beneficial owner of an aggregate of 25,069,186 shares of Common Stock, representing approximately 29.2% of the issued and outstanding shares of Common Stock of the Issuer. In addition to Commonwealth's 11,017,928 shares and ComVest's 9,450,000 shares which Mr. Falk is deemed to beneficially own, Falk's holdings include 566,666 shares of Common Stock representing Private Placement Shares (of which 33,334 are held by a trust) and the right to acquire (i) 283,334 shares of Common Stock issuable upon the exercise of Private Placement Warrants (of which 16,666 are held by a trust), and (ii) 3,751,258 shares of Common Stock issuable upon the exercise of Agent Warrants. In his capacity as (i) Chairman and controlling equity owner of CAMC, and (ii) manager and principal member of ComVest, Mr. Falk shares indirect voting and dispositive power with respect to such entity's shares and is therefore deemed to be the beneficial owner of such securities.

      (a)(5) Mr. Priddy is deemed to be the beneficial owner of an aggregate of 22,467,928 shares of Common Stock, representing approximately 27.3% of the issued and outstanding shares of Common Stock of the Issuer. In addition to Commonwealth's 11,017,928 shares and ComVest's 9,450,000 shares which Mr. Priddy is deemed to beneficially own, Mr. Priddy's holdings include 1,333,330 shares of Common Stock representing the Private Placement Shares and the right to acquire 666,670 shares of Common Stock issuable upon the exercise of Private Placement Warrants. In his capacity as a (i) director and equity owner of CAMC, and (ii) manager and principal member of ComVest, Mr. Priddy shares indirect voting and dispositive power with respect to such entity's shares and is therefore deemed to be the beneficial owner of such securities.

      (a)(6) Mr. Rosenbloom is deemed to be the beneficial owner of an aggregate of 21,651,980 shares of Common Stock, representing approximately 26.1% of the issued and outstanding shares of Common Stock of the Issuer. In addition to Commonwealth's 11,017,928 shares and ComVest's 9,450,000 shares which Mr. Rosenbloom is deemed to beneficially own, Mr. Rosenbloom's holdings include 66,667 shares of Common Stock representing the Private Placement Shares and the right to acquire (i) 33,333 shares of Common Stock issuable upon the exercise of Private Placement Warrants, and (ii) 1,084,052 shares of Common Stock issuable upon the exercise of Agent Warrants. In his capacity as a (i) director and equity owner of CAMC, and (ii) manager and principal member of ComVest, Mr. Rosenbloom shares indirect voting and dispositive power with respect to such entity's shares and is therefore deemed to be the beneficial owner of such securities.

      (a)(7) Mr. Ascuitto is the beneficial owner of an aggregate of 11,142,830 shares of Common Stock, representing approximately 13.6% of the issued and outstanding shares of Common Stock of the Issuer. In addition to Commonwealth's 11,017,928 shares which Mr. Ascuitto is deemed to beneficially own, Mr. Ascuitto's holdings include the 26,667 shares of Common Stock representing Private Placement Shares and the right to acquire (i) 13,333 shares of Common Stock issuable upon the exercise of Private Placement Warrants, and (ii) 84,902 shares of Common Stock issuable upon the exercise of Agent Warrants. In his capacity as a director and equity owner of CAMC, Mr. Ascuitto shares indirect voting and dispositive power with respect to Commonwealth's 11,017,928 shares and is therefore deemed to be the beneficial owner of such securities.

                                                             Page 12 of 15 Pages


(b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

      Name                          Number of Shares
      ----                          ----------------
      Michael S. Falk               4,601,258 shares
      Robert Priddy                 2,000,000 shares
      Keith Rosenbloom              1,184,052 shares
      Basil Ascuitto                  124,902 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (A) Commonwealth, CAMC, Mr. Falk, Mr. Priddy, Mr. Rosenbloom and Mr. Ascuitto share such voting and disposition powers with respect to Commonwealth's 11,017,928 shares.

      (B) ComVest, Mr. Falk, Mr. Priddy and Mr. Rosenbloom share such voting and disposition powers with respect to ComVest's 9,450,000 shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Private Placement Warrants are callable by the Issuer at $0.01 per warrant if the average closing price of the Common Stock is greater than or equal to $3.00 per share (on the Over the Counter Bulletin Board or NASDAQ) for a period of 20 consecutive trading days and if the Common Stock issuable upon exercise of the Private Placement Warrants is then covered by an effective registration statement.

      The investors in the Private Placement agreed not to sell, transfer or otherwise dispose of any securities included in the units sold in the Private Placement for one year following the final closing of the Private Placement, and thereafter not to sell, transfer or otherwise dispose of more than 25% of such securities on a cumulative basis during each subsequent 90-day period thereafter (such 24-month period referred to as the "Lock-Up Period"). Furthermore, such investors agreed that if the Issuer undertakes certain private or public offerings (a "Qualified Offering") during the Lock-Up Period, they will not sell, transfer or otherwise dispose of their securities for such period of time following such Qualified Offering, not to exceed 12 months, as the managing underwriter or placement agent of the Qualified Offering may request, provided Commonwealth agrees.

Item 7. Material to be Filed as Exhibits.

      (i) Joint Statement on Schedule 13D, as required by Rule 13d-1(K) under the Exchange Act.

                                                             Page 13 of 15 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 31, 2000                Commonwealth Associates L.P
                                   By: Commonwealth Associates Management Corp.,
                                   its general partner

                                   By: /s/ Joseph Wynne
                                      ------------------------------------------
                                   Name: Joseph Wynne
                                   Title: Chief Financial Officer


Dated: May 31, 2000                Commonwealth Associates Management Corp.

                                   By: /s/ Joseph Wynne
                                      ------------------------------------------
                                   Name: Joseph Wynne
                                   Title: Chief Financial Officer


Dated: May 31, 2000                ComVest Capital Partners, LLC

                                   By:     /s/ Keith Rosenbloom
                                      ------------------------------------------
                                           Keith Rosenbloom, Manager


Dated: May 31, 2000                             /s/ Michael S. Falk
                                   ---------------------------------------------
                                                Michael S. Falk


Dated: May 31, 2000                             /s/ Robert Priddy
                                   ---------------------------------------------
                                                Robert Priddy


Dated: May 31, 2000                             /s/ Keith Rosenbloom
                                   ---------------------------------------------
                                                Keith Rosenbloom


Dated: May 31, 2000                             /s/ Basil Ascuitto
                                   ---------------------------------------------
                                                Basil Ascuitto

                                                             Page 14 of 15 Pages


                                  EXHIBIT INDEX

(i)   Joint Filing of Schedule 13D

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                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Intelispan, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: May 31, 2000                Commonwealth Associates L.P
                                   By: Commonwealth Associates Management Corp.,
                                   its general partner

                                   By: /s/ Joseph Wynne
                                      ------------------------------------------
                                   Name: Joseph Wynne
                                   Title: Chief Financial Officer


Dated: May 31, 2000                Commonwealth Associates Management Corp.

                                   By: /s/ Joseph Wynne
                                      ------------------------------------------
                                   Name: Joseph Wynne
                                   Title: Chief Financial Officer


Dated: May 31, 2000                ComVest Capital Partners, LLC
New York, New York

                                   By:     /s/ Keith Rosenbloom
                                      ------------------------------------------
                                           Keith Rosenbloom, Manager


Dated: May 31, 2000                               /s/ Michael S. Falk
New York, New York                 ---------------------------------------------
                                                  Michael S. Falk


Dated: May 31, 2000                               /s/ Robert Priddy
Marietta, Georgia                  ---------------------------------------------
                                                  Robert Priddy


Dated: May 31, 2000                               /s/ Keith Rosenbloom
New York, New York                 ---------------------------------------------
                                                  Keith Rosenbloom


Dated: May 31, 2000                               /s/ Basil Ascuitto
New York, New York                 ---------------------------------------------
                                                  Basil Ascuitto